March 2, 2017

VIA EDGAR

Anne Nguyen Parker

Assistant Director

Office of Transportation and Leisure

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Navios Maritime Partners L.P.
Registration Statement on Form F-3
Filed January 12, 2017
File No. 333-215529

Dear Ms. Parker:

On behalf of Navios Maritime Partners L.P., a partnership formed in the Republic of the Marshall Islands(the “Company”), this letter sets forth the Company’s response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated January 27, 2017 (the “Staff Letter”), regarding the Registration Statement on Form F-3 (the “Registration Statement”), filed by the Company with the Commission on January 12, 2017. For the convenience of the Staff, each comment from the Staff Letter corresponds to the numbered paragraph in the Staff Letter and is restated in italics prior to the response to such comment.

Please read this letter in conjunction with the accompanying Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which the Company filed with the Commission on the date hereof.

Material U.S. Federal Income Tax Considerations, page 65

1.	We note that the introductory paragraph indicates that this section is being opined upon by Thompson Hine LLP but a tax opinion has not been filed as an exhibit. We also note that the Risk Factors section on page 4 also includes Thompson Hine LLP opinions. See the first paragraph on page 42. Please file the associated tax opinion.

Response:

In response to the Staff’s comment, the Company has filed a tax opinion of Thompson Hine LLP as Exhibit 8.2 to Amendment No. 1.

Marshall Islands Tax Consequences, page 72

2.	We note that the introductory paragraph indicates that this section is based upon the opinion of Reeder & Simpson P.C. but a tax opinion has not been filed as an exhibit. Please file the associated tax opinion. Additionally, if the associated tax opinion will be a short-form tax opinion, the prospectus must clearly state that the tax consequences are counsel’s opinion. Please revise accordingly.

Response:

In response to the Staff’s comment, the Company has filed a tax opinion of Reeder & Simpson P.C. as Exhibit 8.1 to Amendment No. 1.

*  *  *

We appreciate the Staff’s comments and request the Staff contact the undersigned at (212) 908-3946 or Todd.Mason@ThompsonHine.com with any questions or comments regarding this letter.

Very truly yours,

/s/ Todd E. Mason

Todd E. Mason

of Thompson Hine LLP

CC: Angeliki Frangou, Chief Executive Officer, Navios Maritime Partners L.P.